UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-K CURRENT REPORT Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934 September 8, 2025 Date of Report (Date of earliest event reported) THE PNC FINANCIAL SERVICES GROUP, INC. (Exact name of registrant as specified in its charter) Commission File Number 001-09718 Pennsylvania 25-1435979 (State or other jurisdiction of (I.R.S. Employer incorporation) Identification No.) The Tower at PNC Plaza 300 Fifth Avenue Pittsburgh, Pennsylvania 15222-2401 (Address of principal executive offices, including zip code) (888) 762-2265 (Registrant’s telephone number, including area code) Not Applicable (Former name or former address, if changed since last report) Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: ☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to 12(b) of the Act: Title of Each Class Trading Symbol(s) Name of Each Exchange on Which Registered Common Stock, par value $5.00 PNC New York Stock Exchange Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On September 8, 2025, The PNC Financial Services Group, Inc. ("PNC") issued a press release announcing the entry into an Agreement and Plan of Merger, dated as of September 5, 2025, by and among PNC, Summit Merger Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of PNC ("Merger Sub"), and FirstBank Holding Company, a Colorado corporation ("FirstBank HoldCo"), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into FirstBank HoldCo, with FirstBank Holdco continuing as the surviving entity and, immediately thereafter, FirstBank Holdco will merge with and into PNC, with PNC continuing as the surviving entity. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. In addition, PNC provided supplemental information regarding the proposed transaction on its website. A copy of this supplemental information is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Number	Description	Method of Filing
99.1	Press release of The PNC Financial Services Group, Inc., dated September 8, 2025	Furnished herewith
99.2	Supplemental information and related materials, dated September 8, 2025	Furnished herewith
104	The cover page of this Current Report on Form 8-K, formatted as an inline XBRL.	

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication contains statements regarding PNC; FirstBank; the proposed transaction between PNC and FirstBank; future financial and operating results; benefits and synergies of the transaction; future opportunities for PNC; the issuance of common stock of PNC contemplated by the Agreement and Plan of Merger by and among PNC, FirstBank and Summit Merger Sub I, Inc. (the "Merger Agreement"); the expected filing by PNC with the Securities and Exchange Commission (the "SEC") of a registration statement on Form S-4 (the "Registration Statement") and a prospectus of PNC and a proxy statement of FirstBank to be included therein (the "Proxy Statement/Prospectus"); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as "aim," "anticipate," "believe," "estimate," "expect," "goal," "guidance," "intend," "is anticipated," "is expected," "is intended," "objective," "plan," "projected," "projection," "will affect," "will be," "will continue," "will decrease," "will grow," "will impact," "will increase," "will incur," "will reduce," "will remain," "will result," "would be," variations of such words or phrases (including where the word "could," "may," or "would" is used rather than the word "will" in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about PNC and its subsidiaries or related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

These forward-looking statements may include information about PNC's possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and PNC's future capital expenditures and dividends, future financial condition and changes therein, including changes in PNC's loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for PNC's future operations, future or proposed acquisitions, the future or expected effect of acquisitions on PNC's operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of each of the proposed transactions, and statements about the assumptions underlying any such statement.

These forward-looking statements are not guarantees of future performance and are based on expectations and assumptions PNC currently believes to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of PNC's control, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of PNC, FirstBank or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward-looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to PNC's business and to FirstBank's business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of FirstBank's business and operations into PNC, will be materially delayed or will be more costly or difficult than expected, or that PNC is otherwise unable to successfully integrate FirstBank's business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of FirstBank, (5) the ability by each of PNC and FirstBank to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect PNC after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (8) the dilution caused by the issuance of additional shares of PNC’s common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against PNC before or after the transaction, or against FirstBank, (11) diversion of management’s attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of PNC and FirstBank. PNC disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other factors are discussed in PNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC, and other reports and statements PNC has filed with the SEC. Copies of the SEC filings for PNC may be downloaded from the Internet at no charge from https://investor.pnc.com. Additional Information about the Transaction and Where to Find It PNC intends to file with the SEC a Registration Statement on Form S-4 to register the shares of PNC common stock to be issued to the shareholders of FirstBank in connection with the proposed transaction. The Registration Statement will include a Proxy Statement/ Prospectus which will be sent to the shareholders of FirstBank in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PNC, FIRSTBANK AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http:// www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from PNC at https:// investor.pnc.com. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request by telephone or mail to The PNC Financial Services Group, Inc., The Tower at PNC Plaza, 300 Fifth Avenue Pittsburgh, Pennsylvania 15222-2401 Attention: Shareholder Services, (800) 982-7652 or to FirstBank Holding Company, 12345 W Colfax Ave, Lakewood, Colorado 80215, Attention: Stock Administrator, (303) 235-1331. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized. THE PNC FINANCIAL SERVICES GROUP, INC. (Registrant) Date: September 8, 2025 By: /s/ Gregory H. Kozich Gregory H. Kozich Senior Vice President and Controller - 3-

News Release CONTACTS MEDIA: PNC FirstBank Anne Pace Chandra Brin (631) 338-3268 (303) 235-1402 anne.pace@pnc.com chandra.brin@efirstbank.com INVESTORS: PNC Bryan Gill (412) 768-4143 investor.relations@pnc.com PNC Announces Agreement to Acquire FirstBank, Significantly Growing its Presence in Colorado and Arizona Acquisition bolsters PNC’s national presence in high-growth markets PITTSBURGH, PA and LAKEWOOD, CO – Sept. 8, 2025 – The PNC Financial Services Group, Inc. (NYSE: PNC) today announced a definitive agreement to acquire FirstBank Holding Company, including its banking subsidiary FirstBank, headquartered in Lakewood, CO. FirstBank, with $26.8 billion in assets as of June 30, 2025, provides commercial and retail banking services across Colorado and Arizona. FirstBank operates 95 branches, with a leading position in Colorado and a substantial presence in Arizona. The addition of FirstBank’s strong presence in these fast-growing markets will reinforce PNC as a leading national bank in the United States. The combination will propel Colorado to one of PNC’s top markets nationwide, more than tripling PNC’s branch network in the state to 120. PNC will become #1 in Denver in both retail deposit share1 (20%) and branch share (14%). Denver will become one of PNC’s largest markets for commercial and business banking. The transaction will also grow PNC’s presence in Arizona to more than 70 branches, adding 13 FirstBank branches. Building on FirstBank’s local relationships, PNC intends to expand its corporate and private banking franchises as well. “FirstBank is the standout branch banking franchise in Colorado and Arizona, with a proud legacy built over generations by its founders, management, and employees,” said William S. Demchak, chairman and chief executive officer of PNC. “Its deep retail deposit base, unrivaled branch network in Colorado, growing presence in Arizona, and trusted community relationships make it an ideal partner for PNC.” The addition of FirstBank is part of PNC’s strategy to scale its franchise through organic growth and strategic acquisition. Over the last decade, PNC has consistently achieved double-digit revenue growth in new and acquired markets, bringing the best of PNC’s people, products, and services to customers, including significant investments in branch expansion, marketing and technology. - more - 1 Source: SNL Financial. Deposits per branch capped at $1 billion to isolate retail deposits. Exhibit 99.1

PNC Announces Agreement to Acquire FirstBank, Significantly Growing its Presence in Colorado and Arizona – Page 2 FirstBank has a multi-generational commitment to supporting the communities in which it serves, including its sponsorship of Colorado Gives Day, which has raised over $500 million for local nonprofits. PNC intends to build on that tradition to improve quality of life and spur economic empowerment through strategic investments, community development and employee volunteerism. Over the last three years, PNC’s Community Benefits Plan (CBP) has deployed more than $85 billion nationwide in support of affordable housing, economic development and small businesses, contributing $3.4 billion in Colorado and in Arizona. PNC Grow Up Great®, a more than $500 million initiative to prepare children from birth to age 5 for success in school and life through high-quality bilingual early childhood education programs and resources, has also fostered more than 1.2 million employee volunteer hours. “For decades, FirstBank has been proud to serve Colorado and Arizona with a strong community focus, deep customer relationships and dedicated commitment to our employees,” said Kevin Classen, chief executive officer of FirstBank. “In PNC, we have found a partner that not only values this legacy but is committed to building on it. Their scale, technology and breadth of financial services will allow us to offer even more to our customers, while ensuring that our employees and communities continue to thrive.” FirstBank’s straightforward, community-based model—anchored by regional leaders in local markets— mirrors PNC’s local approach to banking and will allow PNC to bring all the capabilities of a large national bank to FirstBank’s clients. PNC will honor FirstBank’s legacy, delivering an outstanding experience for customers and communities in Colorado and Arizona. Kevin Classen will become PNC’s Colorado Regional President and Mountain Territory Executive, which includes Arizona and Utah, continuing to lead with local expertise and trusted relationships. PNC plans to retain all of FirstBank’s branches and FirstBank’s exceptional customer-facing branch teams, ensuring continuity for customers, employees and the communities FirstBank serves. The boards of directors of both PNC and FirstBank Holding Company have approved the transaction, which is expected to close in early 2026 subject to receipt of all required approvals and other customary closing conditions. FirstBank Holding Company’s shareholders holding or having control or direction over approximately 45.7% of FirstBank Holding Company’s shares have entered into customary voting and support agreements and have agreed to vote their shares in favor of the transaction. Following the closing, FirstBank will be merged into PNC Bank, N.A. when PNC is prepared to convert FirstBank customers to the PNC platform with FirstBank branches assuming the PNC Bank name. Under the terms of the agreement, FirstBank stockholders will be entitled to elect to receive the merger consideration in PNC common stock or in cash, subject to certain limitations. The aggregate consideration is comprised of a fixed number of approximately 13.9 million shares of PNC common stock and $1.2 billion in cash and implies a transaction value of $4.1 billion. Advisors Wells Fargo is serving as financial advisor to PNC. Wachtell, Lipton, Rosen & Katz is serving as legal advisor to PNC. Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are serving as co-financial advisors to FirstBank and Sullivan & Cromwell LLP is serving as lead legal advisor. - more -

PNC Announces Agreement to Acquire FirstBank, Significantly Growing its Presence in Colorado and Arizona – Page 3 About FirstBank FirstBank began providing banking services in 1963. Today, it’s known as an industry leader in digital banking. It has grown to be one of the top-performing and largest privately held banks in the United States. FirstBank offers a variety of consumer deposit accounts, home equity loans, mortgages, rental property loans, and a full range of commercial banking services, including business financing, commercial real estate loans, treasury management, and more. Since 2000, FirstBank has been recognized as a top corporate philanthropist, contributing more than $100 million and thousands of volunteer hours to charitable organizations. The company is also unique in that a large portion of its stock is owned by management and employees, giving employees a financial stake in the bank’s success through its Employee Stock Ownership Program. For more information, visit www.efirstbank.com. Member FDIC. About PNC The PNC Financial Services Group, Inc. is one of the largest diversified financial services institutions in the United States, organized around its customers and communities for strong relationships and local delivery of retail and business banking including a full range of lending products; specialized services for corporations and government entities, including corporate banking, real estate finance and asset-based lending; wealth management and asset management. For information about PNC, visit www.pnc.com. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication contains statements regarding PNC; FirstBank; the proposed transaction between PNC and FirstBank; future financial and operating results; benefits and synergies of the transaction; future opportunities for PNC; the issuance of common stock of PNC contemplated by the Agreement and Plan of Merger by and among PNC, FirstBank and Summit Merger Sub I, Inc. (the “Merger Agreement”); the expected filing by PNC with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of PNC and a proxy statement of FirstBank to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about PNC and its subsidiaries or related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements. These forward-looking statements may include information about PNC’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and PNC’s future capital expenditures and dividends, future financial condition and changes therein, including changes in PNC’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for PNC’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on PNC’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of each of the proposed transactions, and statements about the assumptions underlying any such statement. - more -

PNC Announces Agreement to Acquire FirstBank, Significantly Growing its Presence in Colorado and Arizona – Page 4 These forward‑looking statements are not guarantees of future performance and are based on expectations and assumptions PNC currently believes to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of PNC’s control, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of PNC, FirstBank or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward-looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to PNC’s business and to FirstBank’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of FirstBank’s business and operations into PNC, will be materially delayed or will be more costly or difficult than expected, or that PNC is otherwise unable to successfully integrate FirstBank’s business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of FirstBank, (5) the ability by each of PNC and FirstBank to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect PNC after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (8) the dilution caused by the issuance of additional shares of PNC’s common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against PNC before or after the transaction, or against FirstBank, (11) diversion of management’s attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of PNC and FirstBank. PNC disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other factors are discussed in PNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC, and other reports and statements PNC has filed with the SEC. Copies of the SEC filings for PNC may be downloaded from the Internet at no charge from https://investor.pnc.com. Additional Information about the Transaction and Where to Find It PNC intends to file with the SEC a Registration Statement on Form S-4 to register the shares of PNC common stock to be issued to the shareholders of FirstBank in connection with the proposed transaction. The Registration Statement will include a Proxy Statement/Prospectus which will be sent to the shareholders of FirstBank in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PNC, FIRSTBANK AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from PNC at https://investor.pnc.com. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request by telephone or mail to The PNC Financial Services Group, Inc., The Tower at PNC Plaza, 300 Fifth Avenue Pittsburgh, Pennsylvania 15222-2401 Attention: Shareholder Services, (800) 982-7652 or to FirstBank Holding Company, 12345 W Colfax Ave, Lakewood, Colorado 80215, Attention: Stock Administrator, (303) 235-1331. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law. # # #

Exhibit 99.2

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